FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Medicure Inc.
4 - 1200 Waverley Street
Winnipeg, Manitoba
R3T 0P4

Item 2	Date of Material Change

August 14, 2009.

Item 3	News Release

A press release with respect to the material change described herein was issued via Marketwire and filed on SEDAR on August 14, 2009.

Item 4	Summary of Material Change

On August 14, 2009, Medicure Inc. (TSX:MPH) (“Medicure” or the “Company”) announced it had reached an agreement with the lender under its secured debt financing agreement dated September 17, 2007 to further defer a required payment of approximately US$1.7M to September 1, 2009.

Item 5	Full Description of Material Change

On August 14, 2009, Medicure announced it had reached an agreement with the lender under its secured debt financing agreement dated September 17, 2007 to further defer a required payment of approximately US$1.7M to September 1, 2009. The agreement allows the Company to continue a dialogue with the lender regarding its payment obligations. Management continues work to improve overall financial performance and to further refine its commercial strategy for AGGRASTAT®.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Confidentiality is not requested.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information contact Albert D. Friesen, President & Chief Executive Officer of Medicure Inc. at the above-mentioned address or by telephone at 1-888-435-2220.

Item 9	Date of Report

August 18, 2009.